EXHIBIT 12.1

WII Components, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratio of earnings to fixed charges)

	Successor				Predecessor
	Year Ended December 31,			Nine Months Ended December 31,	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2003	2002
Income before provision for income taxes, discontinued operations, and cumulative effect of accounting change	$16,370	$13,662	$6,963	$10,404	$3,914	$12,601

Fixed Charges:
Interest expense (a)	14,038	13,561	12,767	6,343	835	3,358
Interest portion of rent expense (b)	198	96	96	66	22	84
Total fixed charges	14,236	13,657	12,863	6,409	857	3,442

Total earnings (c)	$30,606	$27,319	$19,826	$16,813	$4,771	$16,043

Ratio of earnings to fixed charges	2.1	2.0	1.5	2.6	5.6	4.7

(a)          Interest expense includes amortization of deferred financing fees.

(b)         Includes approximately one-third of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)          Total earnings include income before provision for income taxes, discontinued operations, and cumulative effect of accounting change, less fixed charges.